Exhibit 10.1

July 12, 2019

Mr. Robert J. Riesbeck

Via electronic mail

Dear Robert,

This letter confirms the offer of employment by Pier 1 Imports, Inc., through its subsidiary, Pier 1 Services Company (together, the “Company”), for the position of Executive Vice President, Chief Financial Officer, in Fort Worth, Texas, effective on or before August 5, 2019 (“Start Date”) based on mutual agreement and pursuant to the terms of the Employment Term Sheet attached hereto as “Exhibit A” and made a part hereof. The position reports directly to the Interim Chief Executive Officer at a starting base salary of $700,000 per year ($26,923.08 bi-weekly), subject to required withholdings for applicable taxes and voluntary pay deductions.

This offer of employment is contingent upon the completion, receipt and review of all references and background checks currently underway, each subject to the Company’s approval and approval of the Employment Term Sheet by the Compensation Committee and the Board of Directors of Pier 1 Imports, Inc.

You represent and warrant to the Company that (a) as of the Start Date with the Company, you are not subject to any obligation, written or oral, containing any non-competition provision or any other restriction that would result in any restriction on your ability to accept and perform this or any other position with the Company or any of its affiliates, and (b) you are not (i) a member of any board of directors, board of trustees or similar governing body of any for-profit, non-profit or not-for-profit entity, or (ii) a party to any agreement, written or oral, with any entity under which you would receive remuneration for your services, except as disclosed to and approved by the Company in advance of the Start Date. You agree that you will not (A) become a member of any board or body described in clause (b)(i) of the preceding sentence or (B) become a party to any agreement described in clause (b)(ii) of the preceding sentence, in each case without the prior written consent of the Company, such consent not to be unreasonably withheld. Further, you agree you will not disclose or use, in violation of any obligation of confidentiality, any information that you acquired as a result of any previous employment or otherwise.

If this letter and the attached Employment Term Sheet correctly sets forth your understanding of the Company’s offer of employment, then please sign where indicated below to acknowledge your acceptance and return a copy to me.

Sincerely,

Pier 1 Services Company

By: Pier 1 Holdings, Inc., its managing trustee

By:	/s/ Christine Murray
Christine Murray, Executive V.P. – Human Resources
and Chief Human Resources Officer

Agreed to:

/s/ Robert J. Riesbeck	7/13/2019
Robert J. Riesbeck	Date

cc: Cheryl Bachelder

EXHIBIT “A” TO OFFER LETTER

EMPLOYMENT TERM SHEET

This term sheet summarizes the principal terms and conditions of the proposed employment of Robert Riesbeck (“Executive”) by Pier 1 Imports, Inc., through its subsidiary, Pier 1 Services Company (together, the “Company”), effective upon the Start Date as defined in the offer letter which this Exhibit A is attached to.

Position	Executive Vice President, Chief Financial Officer

Office Location	Company Headquarters, Fort Worth, Texas

Duties and Reporting Relationship	Duties commensurate with position description, reporting directly to Interim Chief Executive Officer

Base Salary	$700,000 per year, subject to annual review by the Compensation Committee.

Sign on Bonus	$700,000 payable upon the completion of 60 days of employment; subject to clawback in the event Executive terminates his employment with the Company without Good Reason or is terminated for Cause (each as defined in the Executive Agreement referenced below) in either case within 12 months following commencement of employment pursuant to the Sign-On Bonus Repayment Agreement.

Annual Short-Term Incentive	Participation in the Company’s annual cash incentive program with a target opportunity of 100% of base salary, prorated based on commencement of employment through the remainder of FY20 (2/29/20), and then in FY21 and future years at a level commensurate with other senior officers, in each case as determined annually by the Compensation Committee in a manner consistent with other senior officers.

Initial Time-Vesting Stock Award

One time grant of restricted stock units having a grant date value of $700,000 awarded as follows:

•  37,500 stock-settled restricted stock units (the “Stock-Settled RSUs”) granted upon commencement of employment. Vests and settles in shares of stock on a one-for-one basis in equal annual installments on the first, second and third anniversaries of the grant date, subject to Executive’s continued employment with the Company.

•  A number of cash-settled restricted stock units (the “Cash-Settled RSUs”) granted upon commencement of employment having a grant date value equal to $700,000 less the grant date value of the Stock-Settled RSUs (with the grant date value in each case determined based on the thirty-day trailing average stock price as of the employment commencement date). Vests and settles in cash (based on the stock price on the vesting date)

in equal annual installments on the first, second and third anniversaries of the grant date, subject to Executive’s continued employment with the Company. Alternatively, the Company may, in its sole and absolute discretion, determine to settle the award in shares of stock on a one-for-one basis.

The restricted stock and cash settled restricted stock shall vest in full in the event Executive’s employment is terminated by the Company without Cause or by the Executive for Good Reason (each as defined in the Executive Agreement). The awards will be granted pursuant to the award agreements.

Future Equity Awards	Eligible for grants of stock awards under the Company’s Long-Term Equity Incentive Plan at a level commensurate with other senior officers. Future fiscal long-term equity incentive plans are subject to Compensation Committee and Board of Directors authorization and approval.

Executive Agreement	The Company and Executive will enter into an Executive Agreement providing for 12 months of salary continuation in the event Executive’s employment with the Company is terminated by the Company without Cause or by Executive for Good Reason (each as defined in the Executive Agreement), or a lump sum payment equal to 24 months of salary in the event Executive’s employment with the Company is terminated by the Company without Cause or by Executive for Good Reason within 3 months prior to or 18 months following a Change in Control.

Non-Compete, Non-Solicitation and Non-Disclosure	Subject to non-compete, non-solicitation and confidentiality provisions for the defined period following termination of employment pursuant to the Executive Agreement.

Group Insurance Plan

Eligible to participate in Company broad-based health and welfare plans, long-term disability, dental insurance, accident insurance, vision and life insurance, and a prescription drug plan. Subject to terms of plans.

Pier 1 will reimburse Executive for COBRA costs pending eligibility for Pier 1’s welfare benefit plans.

Stock Purchase Plan	Eligible to purchase Pier 1 Imports, Inc. common stock through contributions of up to 20% of eligible compensation, plus Company matching contributions of 25% of amounts contributed. Subject to terms of plan.

Deferred Compensation Plan	Eligible participation includes company matching contributions equal to 100% of the first 1% of eligible compensation deferred and 50% of the next 4% of eligible compensation deferred. Subject to terms of plan.

40l(k) Retirement Plan	Eligible participation includes company matching contributions based on pre-tax contributions to the plan equal to 50% of the first 8% of eligible compensation. Subject to terms of plan.

Relocation Payment	Payment of corporate temporary housing for 12 months. Additionally, relocation assistance of up to $90,000 in accordance with the Company’s standard relocation policy subject to pro rata clawback in the event Executive terminates his employment with the Company without Good Reason or is terminated for Cause (each as defined in the Executive Agreement) in either case within 24 months following commencement of employment pursuant to the terms of the Executive Relocation Repayment Agreement. 24 months to complete relocation.

Reimbursement of Business Expenses	In accordance with Company guidelines.

Indemnification	The Company will enter into an Indemnification Agreement with Executive, which is consistent with indemnification agreements entered into with certain of its other senior executive officers.

D&O Insurance	The Executive will be covered by any directors and officers liability insurance policy (or policies) maintained by the Company during the employment term consistent with the Indemnification Agreement.

Merchandise Discount	25% discount on all Pier 1 Imports merchandise, subject to Associate Discount Policy.

<END>